EXHIBIT 99.1

                             [SANOFI-AVENTIS LOGO]



                                                       PARIS, DECEMBER 20, 2004


       SANOFI-AVENTIS RECEIVES PATENT OFFICE'S NOTICE OF ALLOWANCE ON ITS
                REISSUANCE APPLICATION FOR LOVENOX `618 PATENT.



         Sanofi-aventis announced today that a Notice of Allowance from the United States Patent Office (USPTO) had been received on its subsidiary Aventis' application for reissuance of U.S. Patent no. 5,389,618 (`618 patent), relating to Lovenox. A Notice of Allowance constitutes a decision from the USPTO to allow a reissue application because the reissue patent application satisfies the statutory requirements of patentability. Based on the Notice of Allowance, sanofi-aventis currently believes that the patent could be reissued by the USPTO by about mid-year 2005.



         Aventis filed an application with the USPTO in May 2003 seeking reissuance of the `618 patent. A reissuance application is typically used to seek modifications in the specifications of a granted patent. During the reissuance process, the `618 patent remains in force but will be replaced by the reissue patent when it has issued.


         Aventis also previously announced in August of 2003 that it had filed lawsuits to enforce the `618 patent (which expires on February 14, 2012) against Amphastar Pharmaceuticals, Inc. and Teva Pharmaceuticals USA who were seeking to market generic versions of Lovenox by filing Abbreviated New Drug Applications (ANDAs) with the U.S. Food and Drug Administration (FDA). Sanofi-aventis continues to believe that the reissuance of this patent would strengthen its position in the pending litigation against Amphastar and Teva.


FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by Sanofi-aventis and Aventis, including those listed under "Forward-Looking Statements" and "Risk Factors" in sanofi-aventis's annual report on Form 20-F for the year ended December 31, 2003 and those listed under "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in Aventis's annual report on Form 20-F for the year ended December 31, 2003. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.


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